EX-99.1

OwlTing Group (NASDAQ: OWLS) Secures Ohio Money Transmitter License, Extending U.S. Coverage to 42 States

The license extends OwlPay's regulated settlement network into one of America's largest industrial economies, anchored by a $55 billion aerospace and defense sector, and toward the payment rails the Company is building for agentic commerce

With Ohio, OwlPay's U.S. coverage now spans 42 states.

No MTL licensing framework
WA
MT
ND
MN
WI
ME
OR
ID
SD
MI
VT
NH
NY
WY
MA
NE
IA
IL
IN
OH
PA
NJ
CT
RI
MD/DC
DE
NV
UT
CO
KS
MO
WV
KY
VA
CA
OK
AR
TN
NC
AZ
NM
SC
TX
LA
MS
AL
GA
FL
AK
Hi

OwlTing

Nasdaq: OWLS

Arlington, Virginia, United States, June 3, 2026 – OwlTing Group (NASDAQ: OWLS) (“OwlTing” or the “Company”), the operating brand of OBOOK Holdings Inc., a global fintech company, today announced that it has obtained a Money Transmitter License from the State of Ohio. The license brings OwlTing's coverage to 42 U.S. states1 and extends the reach of OwlPay, the Company's cross-border payment and settlement infrastructure, into one of the most industrially significant economies in the United States.2

1 As of June 3, 2026, OwlTing Group has obtained MTL licenses or their equivalent in 41 U.S. states and is applying for licenses in additional states. The Company has now expanded its regulatory footprint in 42 U.S. states. For a list of U.S. licenses obtained, please see https://www.owlting.com/owlpay/licenses?lang=en

2 All money transmission services in the United States are provided by OwlTing USA, Inc. (NMLS ID: 2324336), a wholly owned subsidiary of OBOOK Holdings Inc.

Ohio is the seventh-largest state economy in the United States, with a GDP of approximately $967 billion in 2025, larger than the national economy of Israel or Singapore.3 It is also one of America's foremost centers of aerospace and defense, anchored by Wright-Patterson Air Force Base and NASA Glenn Research Center. The state is home to more than 600 aerospace facilities and over 400 defense contractors, and its military and federal activity supports an estimated 418,000 jobs and approximately $55 billion in annual economic output.4

Industries of this scale run on supply chains that cross borders continuously. Ohio companies generated approximately $144 billion in cross-border goods trade in 2024, led by transportation equipment, machinery, and chemicals moving to and from Canada, Mexico, the European Union, and China.5 Each of those flows requires international payment settlement. With its Ohio Money Transmitter License now in place, OwlPay settles these cross-border payments on regulated, digital currency-based infrastructure built for the speed these industries require.

For industries of this value, regulated settlement is a foundation rather than a finish line. OwlPay is designed so that the same licensed infrastructure can carry an enterprise across the full arc of cross-border payment, from conventional settlement, to digital currency-based settlement, and toward the agent-driven payment models beginning to take shape in global commerce, in which AI increasingly initiates and completes transactions on the behalf of users. For an aerospace, defense, or advanced manufacturing supplier, the Company believes the advantage lies in a single regulated foundation rather than various providers, and a state money transmitter license is direct evidence that the regulated settlement foundation beneath these capabilities is built to meet enterprise standards.

3 According to U.S. Bureau of Economic Analysis, 2025, "SAGDP1 State annual gross domestic product (GDP) summary." Please see: https://apps.bea.gov/itable/?ReqID=99&step=1.
Country comparison according to IMF DataMapper, Please see: https://www.imf.org/external/datamapper/

4 According to JobsOhio, "Q3 Recap: Ohio's Aerospace & Defense Advantage," September 2025. Please see: https://www.jobsohio.com/newsroom/news-press/q3-recap-ohios-aerospace-defense-advantage

5 Ohio goods exports according to the Office of the U.S. Trade Representative. Please see: https://ustr.gov/map/state-benefits/oh .

Ohio goods imports and total cross-border trade according to the Federal Reserve Bank of Cleveland, "Ohio's International Trade Relationships," November 2025. Please see: https://www.clevelandfed.org/publications/cleveland-fed-district-data-brief/2025/cfddb-20251128-ohios-international-trade-relationships

“Ohio is one of the great industrial economies of the United States, built by companies that make what the world depends on and sell it across borders,” said Darren Wang, Founder and CEO at OwlTing Group. “The supply chains behind aerospace, defense, and advanced manufacturing never stop moving, and the money behind them should move just as freely. Over time, more of that money will move on programmable rails, and increasingly it will be initiated by the AI agents now beginning to transact on a user's behalf. Our work is to make sure the regulated settlement beneath all of it holds to the same standard from the start. Securing a license like this one is how we earn that standard, market by market, for the borderless economy that global commerce is moving toward.”

This license is the latest step in a regulated U.S. build-out that OwlTing has pursued one state at a time. Each license widens the market OwlPay can serve and adds to a domestic footprint that takes years to assemble, a foundation that grows more valuable as a larger share of global commerce moves toward regulated, digital currency-based settlement.

That foundation is already carrying volume. Over recent months, 45 percent of OwlPay's transactions settled within the United States and 40 percent settled cross-border across 21 foreign markets, with the largest corridors running to China, Hong Kong, the United Arab Emirates, and Nigeria.

The businesses behind those flows span fintech platforms, remittance providers, and cross-border B2B payers, the same profile of enterprise that drives Ohio's export economy. For one client with high cross-border volume, OwlPay settles recurring payouts from the United States to suppliers and partners across Asia and Africa, supporting the export and procurement payments at the center of its operations.

OwlTing continues to advance its regulatory roadmap beyond the United States. The Company operates under a Virtual Asset Service Provider (VASP) license in Poland and an Electronic Payment Service Operator license (Bank API license) in Japan, and plans to pursue licensing in Hong Kong, Singapore, and select markets across Latin America, subject to applicable regulatory review. Each market the Company enters on a licensed basis extends the same regulated standard to more of the businesses that depend on cross-border settlement.

About OwlTing Group

OwlTing Group (NASDAQ: OWLS) is the operating brand of OBOOK Holdings Inc., a global fintech company founded in Taiwan, with subsidiaries in the United States, Japan, Poland, Singapore, Hong Kong, Thailand, and Malaysia. The Company operates a diversified ecosystem across payments, hospitality, and e-commerce. In 2026, OwlTing was named to the Financial Times and Statista “High-Growth Companies Asia-Pacific 2026” list, ranking No. 226 among the top 500 fastest-growing companies in the region with a 42% CAGR. In 2025, OwlTing was ranked among the top 2 global players for the "Enterprise & B2B" category in the digital currency sector by CB Insights' statistics. The Company’s mission is to use distributed ledger technology to provide businesses with more reliable and transparent data management, to reinvent the global flow of funds for businesses and consumers, and to lead the digital transformation of business operations. To this end, the Company introduced OwlPay, a hybrid payment solution, to empower global businesses to operate confidently in the expanding digital currency economy. For more information, visit https://www.owlting.com/portal/?lang=en.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of applicable securities laws. These statements relate to future events or the Company’s future financial or operating performance and involve known and unknown risks and uncertainties that may cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements can often be identified by words such as “may,” “will,” “expect,” “anticipate,” “plan,” “intend,” “believe,” “estimate,” or similar expressions. These forward-looking statements are based on the Company’s current expectations and assumptions and speak only as of the date of this announcement. The Company undertakes no obligation to update any forward-looking statements, except as required by law. Investors are cautioned not to place undue reliance on these statements and are encouraged to review the risk factors described in the Company’s filings with the U.S. Securities and Exchange Commission.

Digital Asset and Distributed Ledger Disclaimer

References in this press release to digital assets, distributed ledger technologies, or digital currencies are for informational purposes only and do not constitute an offer to sell or a solicitation of an offer to buy any digital asset, security, or financial instrument. Digital asset markets are subject to significant volatility and regulatory uncertainty, and the availability of related products and services may be subject to regulatory approvals and compliance with applicable laws and regulations.

Third-Party Information

This press release may contain references to third-party companies, products, services, or research publications. Such references are provided for informational purposes only and do not constitute an endorsement, sponsorship, or recommendation by the Company unless expressly stated.

OwlTing Group Media Relations

pr_office@owlting.com

OwlTing Group Investor Relations

ir@owlting.com